SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934

                   The Source Information Management Company
                                (Name of Issuer)

                             Common Stock, Par $.01
                         (Title of Class of Securities)

                                   836151209
                                 (CUSIP Number)











*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following page(s))

                                Page 1 of 6 Pages

CUSIP No.  836151209          13G           Page 2 of 6 Pages

1    name of reporting person
     s.s. or i.r.s. identification no. of above person
      A.G. Edwards & Sons, Inc.
              43-0895447
2    check the appropriate box if a member of a group*
                                                       (a)

                                                       (b) x

3    sec use only


4    citizenship or place of organization

          State of organization:  Delaware

          5    sole voting power

                     455,475

          6    shared voting power



          7    sole dispositive power

                     832,225

          8    shared dispositive power



9 aggregate amount beneficially owned by each reporting person

                     832,225

10 check box if the aggregate amount in row (9) excludes certain shares*



11   percent of class represented by amount in row 9

                       8.6%

12   type of reporting person*

                        IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1 (a).    Name of Issuer:

               The Source Information Management Company

Item 1 (b).    Address of Issuer's Principal Executive Offices:

               11644 Lilburn Park Road
               St. Louis, MO  63146

Item 2(a).     Name of Person Filing:

               A.G. Edwards & Sons, Inc.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               One North Jefferson
               St. Louis, MO  63103

Item 2(c).     Citizenship:

               State of organization:  Delaware

Item 2(d).     Title of Class of Securities:

               Common Stock, Par $.01

Item 2(e).     CUSIP Number:

               836151209

Item 3. If this statement is filed pursuant to Rules 13-d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  (   )     Broker or Dealer registered under section 15 of the Act

          (b)  (   )     Bank as defined in section 3(a)(6) of the Act

          (c)  (   )     Insurance Company as defined in section 3(a)(19) of the
                         Act

          (d)  (   )     Investment Company registered under section 8 of the
                         Investment Company Act

          (e)  (X)       Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940

          (f)  (   )     Employee Benefit Plan, Pension Fund which is subject to
                         the  provisions of the Employee Retirement Income
                         Security Act of     1974 or Endowment Fund; see
                         Section240.13d-1(b)(ii)(F)

          (g)  (   )     Parent Holding Company, in accordance with
                         Section240.13d-1(b)(ii)(G) (Note:  See Item 7)

          (h)  (   )     Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership:

          (a)  Amount Beneficially Owned as of December 31, 1998:

                              832,225 shares

          (b)  Percent of Class:

                                  8.6%

          (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                              455,475 shares

               (ii) shared power to vote or to direct the vote:

                              -0- shares

              (iii) sole power to dispose or to direct the disposition of:

                              832,225 shares

               (iv) shared power to dispose or to direct the disposition of:

                              -0- shares

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
         following (   ).

Item 6.  Ownership of More than Five Percent of Behalf of Another Person.

         Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.

         None.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable


Item 9.  Notice of Dissolution of Group.

         Not Applicable


Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          February 9, 1999
               Date




    By: /s/ Eugene J. King
        Eugene J. King
        Senior Vice President
            Name/Title